JAMES D. EVANS	August 22, 2019	EMAIL JEVANS@FENWICK.COM Direct Dial (206) 389-4559

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Jennifer López, Staff Attorney
Lilyanna Peyser, Special Counsel
Bill Thompson, Senior Assistant Chief Accountant
Donna Di Silvio, Staff Accountant

Re:	Peloton Interactive, Inc.
Amended Draft Registration Statement on Form S-1
Submitted July 26, 2019 and August 20, 2019
CIK No. 0001639825

Ladies and Gentlemen:

We are submitting this letter on behalf of Peloton Interactive, Inc. (the “Company”) in response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 9, 2019 and presented in bold italics below, regarding the Company’s Amended Draft Registration Statement on Form S-1 (CIK No. 0001639825) confidentially submitted by the Company to the Commission on July 26, 2019 and as further updated and confidentially submitted by the Company to the Commission on August 20, 2019 (the “Draft Registration Statement”).

Selected Consolidated Financial and Other Data

Non-GAAP Financial Measures, page 58

1.

We note your response to comment 2 and appreciate your time addressing our questions in our telephone conference August 6th. Based on our understanding, content costs for past use represent costs incurred stemming from the use of unlicensed music. These costs are a component of your cost of revenues and have been incurred in each of the periods presented. We believe that content costs for past use should not be reflected as an adjustment to your non-GAAP measures. Please revise your disclosures accordingly throughout your registration statement.

Please expand your description of these costs in the notes to your financial statements and elsewhere as appropriate to clarify, as stated in your response, that while you have entered into numerous agreements with all the major record labels and publishers and other rights holders, your archived library may continue to include music for which certain rights or fractional interests have not been fully licensed.

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 22, 2019

We also note that portion of your response regarding the opaque nature of the music rights landscape, related risk factor disclosure and that content costs for past use may no longer be incurred as early as December 31, 2020 but potentially later. Please tell us how you have complied with ASC 450-50-2 with regard to unlicensed music.

In response to the Staff’s comment, the Company advises the Staff that it will revise the disclosure throughout the Draft Registration Statement in a subsequent filing of the Draft Registration Statement to remove content costs for past use as an adjustment to the Company’s non-GAAP measures included in the Draft Registration Statement.

The Company also advises the Staff that the Company has revised the disclosure on pages 85 and F-11 of the Draft Registration Statement confidentially submitted by the Company to the Commission on August 20, 2019 to expand the description of content costs for past use in the notes to the Company’s financial statements and elsewhere as appropriate to clarify that while the Company has entered into numerous agreements with all the major record labels and publishers and other rights holders, the Company’s archived library may continue to include music for which certain rights or fractional interests have not been fully licensed.

The Company further advises the Staff that the opaque nature of the music rights landscape referenced by the Company in the Company’s letter dated July 26, 2019 to the Staff was intended to convey that in certain instances it is difficult to ascertain the individual or entity that owns the music rights to certain songs or compositions. In contrast, the Company does have a comprehensive understanding of what particular music contained in the Company’s own library may include certain rights or interests that are not fully licensed by the Company. Given that the Company has entered into agreements with the vast majority of music rights holders and in light of the Company’s improvements upon its music content management and reporting system “Crescendo”, the Company believes the remaining estimated amounts owed are minimal, and any change in the estimate will be immaterial to the Company’s financial statements. Therefore, the Company believes that, in accordance with ASC 450-20-50-2, the criteria for paragraph 275-10-50-8(b) has not been met.

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U.S. Securities and Exchange Commission

Division of Corporation Finance

August 22, 2019

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (206) 389-4559.

Sincerely,

/s/ James D. Evans

James D. Evans

cc:	Via E-mail
Jill Woodworth, Peloton Interactive, Inc. (w/o enclosures)
Hisao Kushi, Peloton Interactive, Inc. (w/o enclosures)
Caitlin Johnston, Peloton Interactive, Inc. (w/o enclosures)

Cynthia C. Hess, Fenwick & West LLP (w/o enclosures)
Ran D. Ben-Tzur, Fenwick & West LLP (w/o enclosures)